SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

Contact:     Edson Alves Menini
Telesp Celular S.A.
(55 11) 3059-7531

TELESP CELULAR PARTICIPAÇÕES
ANNOUNCES CHANGE OF INVESTOR RELATIONS OFFICER

São Paulo, Brazil – April 17, 2003 – Telesp Celular Participações S.A – TCP [NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)], the largest mobile operator in Brazil, announced today that Maria Paula Canais, TCP’s Financial and Investor Relations Officer, will leave these responsibilities today.

Paula Canais was elected on 9/13/2001. During her term she took part in countless important projects involving TCP and the capital markets, highlighting her leadership in the well-succeeded TCP’s capital increase, which made possible to raise more than R$ 2.4 billion.

Also, in this period, Paula Canais initiated hosting quarterly meetings to discuss TCP’s results with local investors and analysts (Abamec Meetings), as well as the live transmission through the Internet (webcast). Such meetings were always followed by conference calls (and webcasts) with foreign investors and analysts. Additionally, she lead the revamping of TCP’s Investor Relations website which has qualified among the 2003‘s Top Five Latin America Investor Relations websites (TOP 5).

The executive Fernando Abella was appointed the new Investor Relations Officer; he has been acting as executive duties in Telefónica Group since 1998. Mr. Fernando Abella will also accumulate the positions as Financial, Planning and Control Officer Vice President of TCP.

The new TCP’s organization chart, whose members were appointed as Statutory and Non-Statutory Executive Officers, is presented below:

###

Contacts	Fernando Abella – Investor Relations Officer fernando.abella@vivo.com.br (55 11) 3059-7081 Edson Alves Menini – Investor Relations Adviser emenini@vivo.com.br (55 11) 3059-7531

Fabiola Michalski fmichalski@vivo.com.br (55 11) 3059-7975	Claudio Wenzel Lagos Clagos@vivo.com.br (55 11) 3059-7480

Information available at website: www.vivo-sp.com.br

This press release does not constitute a sale offer or a request for purchase offer on any sale of securities within any jurisdiction; any purchase or sale thereof would be illegal before registration or qualification thereof under the applicable securities market laws.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,” “estimates”, “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCP operations may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.